Exhibit 99.3

Consolidated Interim Financial Statements

(Unaudited)

Transition Therapeutics Inc.

For the three months ended September 30, 2014 and 2013

1

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In Canadian Dollars	Note	As at September 30, 2014	As at June 30, 2014

Assets
Current assets
Cash		42,782,040	57,212,004
Short term investments	6	3,073,551	3,059,562
Other receivables		204,208	220,514
Investment tax credits receivable		254,886	212,393
Prepaid expenses and deposits		326,084	36,656
		46,640,769	60,741,129

Non-current assets
Property and equipment		183,222	158,926
Intangible assets	7	7,855,897	8,007,181
Total assets		54,679,888	68,907,236

Liabilities
Current liabilities
Trade and other payables	8	6,150,089	5,963,258
		6,150,089	5,963,258

Non-current liabilities
Contingent consideration payable	9	4,207,774	3,838,286
Leasehold inducement		8,574	11,432
Total liabilities		10,366,617	9,812,976

Equity attributable to owners of the Company
Share capital	11	207,383,967	207,374,493
Warrants	11	5,176,397	5,176,397
Contributed surplus	11	14,768,221	14,768,221
Share-based payment reserve	11	3,753,910	2,866,292
Accumulated other comprehensive income		41,451	24,028
Deficit		(186,810,495)	(171,115,171)
Total equity		44,313,451	59,094,260

Total liabilities and equity		54,679,888	68,907,236

Contingencies and commitments	14
Subsequent event	18

The notes are an integral part of these consolidated financial statements

/s/ Tony Cruz	/s/ Christopher Henley
Tony Cruz	Christopher Henley
Director	Director

2

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended September 30, 2014 and 2013

(Unaudited)

In Canadian Dollars, except per share data	Note	September 30, 2014	September 30, 2013

Expenses
Research and development	12	16,034,891	1,007,846
Selling, general and administrative expenses	12	1,305,832	947,360

Operating Loss		(17,340,723)	(1,955,206)
Change in fair value of contingent consideration payable	9	(225,301)	-
Interest income		65,693	46,137
Foreign exchange gain (loss)		1,805,007	(422,117)
Net loss for the period		(15,695,324)	(2,331,186)

Other comprehensive loss for the period			-

Items that may be subsequently reclassified to net income:
Cumulative translation adjustment		17,423
Comprehensive loss for the period		(15,677,901)	(2,331,186)
Basic and diluted net loss per common share	13	(0.45)	(0.08)

The notes are an integral part of these consolidated financial statements.

3

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended September 30, 2014 and 2013

(Unaudited)

			Attributable to equity holders of the company
		Number of common shares	Share capital	Warrants	Contributed surplus	Share-based payment reserve	Accumulated Other Comprehensive Income	Deficit	Total equity
In Canadian Dollars	Note	#	$	$	$	$	$	$	$

Balance, July 1, 2014		35,303,913	207,374,493	5,176,397	14,768,221	2,866,292	24,028	(171,115,171)	59,094,260
Net loss for the period		-	-	-	-	-	-	(15,695,324)	(15,695,324)
Cumulative translation adjustment		-	-	-	-	-	17,423	-	17,423
Share options exercised, expired or cancelled	11	2,270	9,474	-	-	(4,036)	-	-	5,438
Share-based payment compensation expense	11	-	-	-	-	891,654	-	-	891,654
Balance, September 30, 2014		35,306,183	207,383,967	5,176,397	14,768,221	3,753,910	41,451	(186,810,495)	44,313,451

Balance, July 1, 2013		26,930,634	165,367,524	-	14,768,002	2,352,002		(149,332,916)	33,154,612
Net loss and comprehensive loss for the period		-	-	-	-	-	-	(2,331,186)	(2,331,186)
Issued pursuant to a private placement, net	11	2,625,300	8,892,209	2,025,839	-	-	-	-	10,918,048
Share options exercised, expired or cancelled	11	63,522	234,713	-	-	(96,906)	-	-	137,807
Share-based payment compensation expense	11	-	-	-	-	351,697	-	-	351,697
Balance, September 30, 2013		29,619,456	174,494,446	2,025,839	14,768,002	2,606,793	-	(151,664,102)	42,230,978

The notes are an integral part of these consolidated financial statements.

4

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended September 30, 2014 and 2013

(Unaudited)

In Canadian Dollars	Note	September 30, 2014	September 30, 2013

Cash flows used in operating activities
Net loss for the period		(15,695,324)	(2,331,186)
Adjustments for:
Change in fair value of contingent consideration payable		225,301	-
Depreciation and amortization		161,596	268,190
Share-based payment compensation expense		891,654	351,697
Accrued interest		(13,989)	(22,501)
Unrealized foreign exchange (gain) loss		(1,944,564)	437,466
Change in working capital	15	(232,174)	(211,687)
Net cash used in operating activities		(16,607,500)	(1,508,021)

Cash flows used in investing activities
Purchase of property and equipment		(37,466)	(4,861)
Net cash used in investing activities		(37,466)	(4,861)

Cash flows from financing activities
Net proceeds from private placement		-	10,918,048
Proceeds from share options exercised	11	5,438	137,807
Net cash from financing activities		5,438	11,055,855
Foreign exchange gains (losses) on cash		2,209,564	(437,466)

Net increase (decrease) in cash		(14,429,964)	9,105,507
Cash at beginning of period		57,212,004	23,067,937
Cash at end of period		42,782,040	32,173,444

The notes are an integral part of these consolidated financial statements.

5

Notes to the Consolidated Interim Financial Statements

September 30, 2014

(Unaudited in Canadian dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board for interim financial statements, including IAS 34 Interim Financial Reporting. The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of certain financial assets and financial liabilities to fair value, including the contingent consideration payable.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the annual consolidated financial statements for the year ended June 30, 2014.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Board of Directors approved the interim consolidated financial statements for issuance on November 7, 2014. The significant accounting policies that have been applied in the preparation of these interim consolidated financial statements are described in the Company’s annual financial statements for the year ended June 30, 2014 and have been applied to all periods presented except the following accounting policies, which have been adopted effective July 1, 2014:

IAS 36 – Impairment of Assets

IAS 36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of IAS 36 did not significantly impact the Company’s interim consolidated financial statements;

6

Notes to the Consolidated Interim Financial Statements

September 30, 2014

(Unaudited in Canadian dollars)

IFRS 2 – Share Based Payments

IFRS 2 has been amended to clarify the definition of vesting conditions. The amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of IFRS 2 did not significantly impact the Company’s interim consolidated financial statements.

4.	GLOBAL COLLABORATION AGREEMENT WITH PERRIGO COMPANY PLC

On December 18, 2013, Perrigo Company plc “(Perrigo”) completed its acquisition of Elan and all its subsidiaries. With this acquisition, Perrigo acquired all the rights and obligations of Elan under the collaboration agreement with Waratah, a wholly owned subsidiary, for the development and commercialization of ELND005.

On February 28, 2014, through a series of transactions, the Company’s newly obtained wholly owned Irish subsidiary, Transition Therapeutics Ireland Limited re-acquired all of the development and commercialization rights of the ELND005 drug candidate previously licensed to Elan.  In addition, Perrigo is eligible to receive up to US$40 million in approval and commercial milestone payments and 6.5% royalties on net sales of ELND005 products and sublicense fees received. The milestone payments meet the definition of a financial liability and accordingly, the Company has recorded the contingent consideration payable at fair value. The accounting for this transaction, in accordance with IFRS, required significant judgment.  Based on management's review and assessment of the agreements entered into as well as the existing rights of the Company under the collaboration agreement with Elan, management determined that the transactions entered into resulted in the re-acquisition of the rights to the development and commercialization of ELND005 which in accordance with IFRS must be accounted for as a settlement of a pre-existing relationship (the collaboration agreement between Waratah and Elan).  Accordingly, during the year ended June 30, 2014, the Company recognized a settlement on a pre-existing relationship in the amount of $3,096,186 in the statement of income (loss).

In parallel with this acquisition, the Company issued 2,255,640 common shares for cash consideration of US$15 million. The Company’s Irish subsidiary will be responsible for all future development and commercialization activities of the ELND005 drug candidate.

5.	FINANCIAL RISK MANAGEMENT

5.1 Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is at fair value. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instruments as at September 30, 2014	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	42,782,040	42,782,040
Short term investments	Loans and receivables	3,073,551	3,073,551
Accounts payable and accrued liabilities	Other liabilities	6,150,089	6,150,089
Contingent consideration payable	Fair value through profit and loss	4,207,774	4,207,774

7

Notes to the Consolidated Interim Financial Statements

September 30, 2014

(Unaudited in Canadian dollars)

Financial Instruments as at June 30, 2014	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	57,212,004	57,212,004
Short term investments	Loans and receivables	3,059,562	3,059,562
Accounts payable and accrued liabilities	Other liabilities	5,963,258	5,963,258
Contingent consideration payable	Fair value through profit and loss	3,838,286	3,838,286

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of cash equivalents and short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day. The carrying value of accounts payable and accrued liabilities approximates fair value due to the short-term nature of the financial instrument.

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, will increase the contingent consideration payable by $701,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $701,000;

(b)	The probability adjusted cash flows are discounted at a rate of 23% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $1,370,000. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $727,000.

5.2 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a)	Market risk

(i)	Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

8

Notes to the Consolidated Interim Financial Statements

September 30, 2014

(Unaudited in Canadian dollars)

Financial instruments in foreign currencies at September 30, 2014 and June 30, 2014 are approximately:

	September 30, 2014	June 30, 2014
	US$	US$
Cash and cash equivalents	34,657,583	48,722,203
Trade and other payables	(3,030,550)	(711,490)
	31,627,033	48,010,713

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At September 30, 2014, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive loss for the three month period ended September 30, 2014 would have decreased by approximately $3,400,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive loss for the three month period ended September 30, 2014 would have increased by approximately $3,400,000.

(ii)	Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s cash and cash equivalents and short term investments which are at a fixed rate of interest and accordingly are not exposed to changes in market interest rates, however, their fair value can vary with the change in market interest rates.

Although the Company monitors market interest rates, the Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Interest income from cash, cash equivalents and short term investments was $65,693 for the three month ended period September 30, 2014 (three month period ended September 30, 2013 - $46,137).

(b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s exposure to credit risk at the period end is the carrying value of its cash and cash equivalents and short term investments.

The Company manages credit risk by maintaining bank accounts with financial institutions of high creditworthiness and investing in cash and cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers’ acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

9

Notes to the Consolidated Interim Financial Statements

September 30, 2014

(Unaudited in Canadian dollars)

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and cash equivalents and short term investments have maturities less than one year.

At September 30, 2014 the Company’s financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

The contingent consideration payable is due upon achievement of milestone and is expected to be paid as follows:

Fiscal year ending June 30, 2016	$2,847,759
Fiscal year ending June 30, 2020	$11,200,000
Fiscal year ending June 30, 2021	$20,597,096
Fiscal year ending June 30, 2022	$21,071,664

5.3	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, warrants, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three month period ended September 30, 2014 from the year ended June 30, 2014.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

6.	SHORT TERM INVESTMENTS

Short term investments consist of medium term note debentures totaling $3,073,551 at September 30, 2014 [June 30, 2014 – $3,059,562] with ratings of R1or higher and maturity dates of October 23, 2014 and November 28, 2014. There were no gains or losses realized on the disposal of the short term investments during the three month period ended September 30, 2014 or in the year ended June 30, 2014 as all the financial assets were held to their redemption date. The maximum exposure to credit risk at the reporting date is the carrying amount of cash and cash equivalents and short term investments.

10

Notes to the Consolidated Interim Financial Statements

September 30, 2014

(Unaudited in Canadian dollars)

7.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Total
	$	$	$
As at July 1, 2014
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(13,367,489)	(229,223)	(13,596,712)
Net book value July 1, 2014	7,180,504	826,677	8,007,181
As at September 30, 2014
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(13,505,574)	(242,422)	(13,747,996)
Net book value September 30, 2014	7,042,419	813,478	7,855,897
Period ended September 30, 2014
Opening net book value	7,180,504	826,677	8,007,181
Amortization charge	(138,085)	(13,199)	(151,284)
Net book value September 30, 2014	7,042,419	813,478	7,855,897

	ENI Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Total
	$	$	$
As at July 1, 2013
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(12,488,792)	(176,427)	(12,665,219)
Net book value July 1, 2013	8,059,201	879,473	8,938,674
As at June 30, 2014
Cost	20,547,993	1,055,900	21,603,893
Accumulated amortization	(13,367,489)	(229,223)	(13,596,712)
Net book value June 30, 2014	7,180,504	826,677	8,007,181
Year ended June 30, 2014
Opening net book value	8,059,201	879,473	8,938,674
Amortization charge	(878,697)	(52,796)	(931,493)
Net book value June 30, 2014	7,180,504	826,677	8,007,181

The amortization of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive income (loss).

11

Notes to the Consolidated Interim Financial Statements

September 30, 2014

(Unaudited in Canadian dollars)

8.	TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	September 30, 2014	June 30, 2014
	$	$
Accounts payable	3,416,658	1,591,128
Accrued expenses	2,733,431	4,372,120
	6,150,089	5,963,258

9.	CONTINGENT CONSIDERATION PAYABLE

(a)	Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 product. The contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. On February 28, 2014, the Company became responsible for the development of ELND005 and accordingly has re-evaluated the development program timelines and adjusted the estimate relating to the timing of the milestone payments. Accordingly, the Company has recognized a liability as at September 30, 2014 of $1,090,385 (June 30, 2014 - $1,030,775) which represents the fair value of the contingent consideration payable to the former shareholders of ENI.

(b)	Under the terms of the ELND005 milestone and royalty agreement, the Company is committed to pay Perrigo contingent approval and commercialization milestones potentially totaling US$40 million and a royalty of up to 6.5% on net sales of the ELND005 product. The contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Accordingly, the Company has recognized a liability as at September 30, 2014 of $3,117,389 (June 30, 2014 - $2,807,511) which represents the fair value of the contingent consideration payable to Perrigo (note 4).

	Payable to ENI	Payable to Perrigo	Total
Contingent Consideration Payable	$	$	$
Balance at July 1, 2013	3,756,331	-	3,756,331
Settlement of pre-existing relationship	-	3,096,186	3,096,186
Change in contingent consideration payable	(2,725,556)	(185,662)	(2,911,218)
Foreign exchange	-	(103,013)	(103,013)
Balance at June 30, 2014	1,030,775	2,807,511	3,838,286
Change in contingent consideration payable	59,610	165,691	225,301
Foreign exchange	-	144,187	144,187
Balance at September 30, 2014	1,090,385	3,117,389	4,207,774

12

Notes to the Consolidated Interim Financial Statements

September 30, 2014

(Unaudited in Canadian dollars)

Significant assumptions and the sensitivity of changes to these assumptions are discussed in Note 5.

10.	LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date. The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

In June 2013, Lilly exercised their option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a milestone payment of $7,118,300 (US$7 million) which has been recognized as revenue during the year ended June 30, 2013. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401, and Transition will pay US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments and will also be eligible to receive a double-digit royalty on sales of TT401 products and a low single digit royalty on related compounds. During the three month period ended September 30, 2014, the Company paid Lilly the first instalment of US$6 million and subsequent to September 30, 2014, the Company paid Lilly the second instalment of US$4 million. (See note 18).

11.	SHARE CAPITAL

[a] Authorized

At September 30, 2014, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

[b] Common shares issued and outstanding during the period

At September 30, 2014, there were 35,306,183 common shares issued and outstanding [June 30, 2014 – 35,303,913].

Warrants

Details of whole warrants outstanding at September 30, 2014 and June 30, 2014 are as follows:

		Fair Value	Expiry
Warrants	#	$	Date
Balance at beginning of period	-	-
US$4.60 Warrants issued August 15, 2013	853,223	1,108,107	August 15, 2015
US$6.50 Warrants issued August 15, 2013	1,050,118	917,732	August 15, 2015
US$7.10 Warrants issued June 23, 2014	1,949,250	3,150,558	June 23, 2016
Warrants outstanding	3,852,591	5,176,397

13

Notes to the Consolidated Interim Financial Statements

September 30, 2014

(Unaudited in Canadian dollars)

If and when all of the warrants are exercised, the Company may realize up to an additional US$24.5 million in proceeds.

The warrants outstanding at September 30, 2014 have a total fair value of $5,176,397 which was calculated using the Black-Scholes pricing model with the following assumptions:

Warrants Issued:	August 15, 2013	June 23, 2014
Risk free interest rate	1.18%	1.03%
Expected dividend yield	0%	0%
Stock price volatility	0.6348	0.6694
Expected life of warrants	2.0 years	2.0 years

[c] Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2014	2,305,589	2,866,292	3.91
Stock options issued [i]	30,000	-	7.70
Stock options exercised [ii]	(2,270)	(4,036)	2.52
Stock options forfeited or cancelled [iii]	(18,484)	-	5.58
Stock based compensation expense		891,654	-
Stock options outstanding, September 30, 2014	2,314,835	3,753,910	3.94

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2013	1,872,000	2,352,002	2.97
Stock options exercised [ii]	(63,522)	(96,906)	2.17
Stock options forfeited or cancelled [iii]	(2,917)	-	3.66
Stock based compensation expense		351,697	-
Stock options outstanding, September 30, 2013	1,805,561	2,606,793	3.00

[i]  The fair value of the 30,000 stock options issued during the three month period ended September 30, 2014 was $171,210 [September 30, 2013 – nil options issued].

[ii]  During the three month period ended September 30, 2014, 2,270 stock options were exercised. These options had a fair value of $4,036 and resulted in cash proceeds to the Company of $5,438. During the three month period ended September 30, 2013, 63,522 options were exercised. These options had a fair value of $96,906 and resulted in cash proceeds to the Company of $137,807.

[ii]  During the three month period ended September 30, 2014, 18,484 stock options were forfeited. These options had a fair value of $75,971 and were unvested at the time of forfeit. During the three month period ended September 30, 2013, 2,917 options were forfeited. These options had a fair value of $7,701 and were unvested at the time of forfeit.

14

Notes to the Consolidated Interim Financial Statements

September 30, 2014

(Unaudited in Canadian dollars)

[iii]  The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at September 30, 2014 are $9,126,570 [June 30, 2014 - $9,005,578].

12.	EXPENSES BY NATURE

	Three month period ended September 30, 2014	Three month period ended September 30, 2013
	$	$
Research and development
Clinical trials and manufacturing	14,314,818	245,777
Salaries and benefits	883,300	303,746
Stock compensation expense	509,889	142,034
Depreciation and amortization	155,344	265,276
Facility lease costs and utilities	85,380	44,445
Insurance	57,078	20,403
General laboratory supplies and materials	71,575	29,037
Ontario investment tax credits	(42,493)	(42,872)
	16,034,891	1,007,846
Selling, general and administrative expenses
Salaries and benefits	416,961	360,501
Professional fees and services	198,468	115,973
Insurance	62,177	55,986
Stock compensation expense	381,765	209,663
Facility lease costs and utilities	38,119	37,948
Business development, corporate communication and investor relations	115,586	101,249
Regulatory and stock transfer fees	27,785	21,575
Office and related expenses	57,890	41,551
Depreciation and Amortization	7,081	2,914
	1,305,832	947,360

13.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the period. Outstanding options to purchase common shares of 2,314,835 [September 30, 2013 – 1,805,561] and warrants of 3,852,591 [ September 30, 2013 – 1,903,341] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to losses incurred in the three month periods ended September 30, 2014 and 2013.

For the three month periods ended September 30, 2014 and 2013, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	September 30, 2014	September 30, 2013
Loss attributable to equity holders of the Company	(15,695,324)	($2,331,186)

Weighted average number of common shares outstanding	35,226,053	28,200,909

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Notes to the Consolidated Interim Financial Statements

September 30, 2014

(Unaudited in Canadian dollars)

14.	CONTINGENCIES AND COMMITMENTS

At September 30, 2014, the Company is committed to aggregate expenditures of $8,990,000 under its collaboration agreements [June 30, 2014 - $14,976,000]. In addition, at September 30, 2014, the Company is committed to aggregate expenditures of approximately $10,393,000 [June 30, 2014 - $13,613,000] for clinical and toxicity studies to be completed during fiscals 2015 and 2016, approximately $181,000 [June 30, 2014 - $128,000] for manufacturing agreements and approximately $121,000 [June 30, 2014 - $482,000] for consulting and other agreements.

15.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	Three month period ended September 30, 2014	Three month period ended September 30, 2013
	$	$
Other receivables	16,306	(9,089)
Investment tax credits receivable	(42,493)	(42,872)
Prepaid expenses and deposits	(289,428)	118,557
Trade and other payables	83,441	(278,283)
	(232,174)	(211,687)

16.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	Three month period ended September 30, 2014	Three month period ended September 30, 2013
	$	$
Salaries and other short-term employee benefits	516,097	386,272
Stock-compensation expenses	644,830	306,865
	1,160,927	693,137

17.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents.

16

Notes to the Consolidated Interim Financial Statements

September 30, 2014

(Unaudited in Canadian dollars)

18.	SUBSEQUENT EVENT

Under the terms of the Licensing and Collaboration Agreement with Lilly, Transition is required to pay US$14 million in three separate installments to help fund the Phase 2 clinical study of diabetes drug candidate TT401. The second installment of US$4 million is due when the clinical study achieves 50% patient enrollment. This clinical study milestone was achieved in October, 2014 and accordingly, the Company has paid Lilly US$4 million subsequent to the three month period ended September 30, 2014.

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